SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K

                                DECEMBER 31, 2000

                                TABLE OF CONTENTS

                                                                       Page No.

Exhibits                                                                     3

Report of Independent Public Accountants                                     4


Statements of Net Assets Available for Plan Benefits,
as of  December 31, 2000 and 1999                                            5

Statements of Changes in Net Assets Available for Plan Benefits,
for the years ended December 31, 2000 and 1999                               6

Notes to Financial Statements and Schedule                                   7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000                                                           14

Signature                                                                   16

Consent of Independent Public Accountants                                   17

                                    EXHIBITS

A - Consent of Independent Public Accountants.  (Contained herein at Page 17.)

Report of independent public accountants

To the Savings Plan Committee of
The Southern Company Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Southern Company Employee Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP


Atlanta, Georgia
June 1, 2001

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        As of December 31, 2000 and 1999


                                              2000              1999
                                        ----------------  ----------------

Cash                                          $ 439,749         $ 439,749
Investments, at fair value                2,784,203,452     2,308,848,987


Receivables:
      Pending Trades                          6,411,796         4,223,987
      Accrued Interest                          616,252           445,631
                                        ----------------  ----------------
                                              7,028,048         4,669,618
                                        ----------------  ----------------

Net assets available for plan benefits  $ 2,791,671,249   $ 2,313,958,354
                                        ================  ================





   The accompanying notes are an integral part of these financial statements.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 For the Years Ended December 31, 2000 and 1999


                                                                          2000                    1999
                                                                   -----------------       ------------------
Additions to net assets attributed to:
      Investment Income (Loss):
   Interest and Dividends                                            $ 111,068,830             $ 98,494,963
   Net Appreciation (Depreciation) in Fair Value of Investments        464,542,549             (196,212,345)
                                                                  -----------------       ------------------
       Total                                                           575,611,379              (97,717,382)
                                                                  -----------------       ------------------

      Contributions:
   Participants'                                                        98,029,688               93,568,620
   Employer's                                                           49,200,627               46,115,270
                                                                  -----------------       ------------------
       Total                                                           147,230,315              139,683,890

    Total additions                                                    722,841,694               41,966,508
                                                                  -----------------       ------------------


   Deductions from net assets attributed to:
   Benefits Paid to Participants or Beneficiaries                      245,052,143              151,513,854
   Administrative Fees                                                      76,656                   93,403
   Other                                                                         -                   17,989
                                                                  -----------------       ------------------
    Total deductions                                                   245,128,799              151,625,246
                                                                  -----------------       ------------------

   Net increase (decrease)                                             477,712,895             (109,658,738)

   Net assets available for plan benefits:
       BEGINNING OF YEAR                                             2,313,958,354            2,423,617,092
                                                                  -----------------       ------------------
                                                                  -----------------       ------------------
       END OF YEAR                                                 $ 2,791,671,249          $ 2,313,958,354
                                                                  =================       ==================



   The accompanying notes are an integral part of these financial statements.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 2000 AND 1999

1. Description of the Plan

The following description of The Southern Company Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

   General

The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the Plan. Effective January 1, 1999, the Plan was amended to also be an employee stock ownership plan. The Plan covers substantially all employees, certain former employees and retirees of the following subsidiaries of Southern Company:
Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions, Inc., Southern Company Services, Inc., Southern Energy Resources, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Fenner & Smith, Inc., respectively. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

    Participation and Contributions

Participation in the Plan is voluntary after completing 12 months of continuous service. (However, this was changed effective January 1, 2001. See Note 7.) Participants may elect to contribute, on a pre-tax or after-tax basis, up to 16 percent of their eligible compensation, as defined by the Plan. Contributions may be invested in one-percent increments totaling, but not exceeding, 100 percent into any of the investment options offered by the Plan. A participant may change the percentage of his contribution at any time. The change becomes effective immediately and is generally reflected on the participant's next paycheck.

The Employing Companies' contributions ("Employer Matching Contribution") are discretionary and determined by the Southern Company Board of Directors on an annual basis. These contributions are made by the Employing Companies in shares of the Company stock. A participant may elect at any time on or after the fifth anniversary of his enrollment in the Plan to redirect his investment in Employer Matching Contributions of up to 50 percent to any other investment option. For the years ended December 31, 2000 and 1999, the Employing Companies contributed, on behalf of the Participants, an amount equal to 75 percent of the participant's contribution not to exceed 6 percent of his eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contribution at any time; however, they have not expressed any intent to do so at the present time.

As of December 31, 2000, the Plan provided the following investment options:

o        Brinson U.S. Equity Fund
o        Davis New York Venture Fund
o        Davis Real Estate Fund
o        Franklin Small Cap Growth Fund
o        GAM Global Fund
o        GAM International Fund
o        Loomis Sayles Small Cap Value Fund
o        Mellon Balanced Portfolio
o        Mercury HW International Value Fund
o        Merrill Lynch Equity Index Trust
o        Merrill Lynch Global Allocation Fund
o        Merrill Lynch Retirement Preservation Trust
o        Merrill Lynch Small Cap Value Fund
o        MFS Massachusetts Investors Trust
o        PIMCO Total Return Fund
o        Putnam Growth Opportunities Fund
o        Seligman High Yield Bond Fund
o        Southern Company Common Stock

The Plan also provides four model portfolios of funds known as GoalManager Model Portfolios, composed of mutual funds and a common collective trust from the investment options listed above. The GoalManager Model Portfolios consist of a conservative, moderate, moderate to aggressive, and aggressive investment portfolio.

Effective February 1, 2000, the Merrill Lynch Growth Fund was removed from the Plan's investment options and replaced with the Putnam Growth Opportunities Fund. Participant balances in the Merrill Lynch Growth Fund were automatically transferred to the Putnam Growth Opportunities Fund unless participants elected to transfer their balances to any of the remaining investment options. Effective July 1, 2000, the Merrill Lynch Special Value Fund name was changed to the Merrill Lynch Small Cap Value Fund, and the Hotchkis & Wiley International Fund name was changed to the Mercury HW International Value Fund.

     Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer Matching Contributions and his share of the Plan's income (loss) less any related administrative expenses.

     Vesting

Participants are immediately vested in the value of their contributions, Employer Matching Contributions, and actual earnings (losses) thereon.

     Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his account balance. Only two general-purpose loans and one residential loan may be outstanding concurrently. Loan terms may not be less than 12 months nor more than 58 months for a general-purpose loan or up to 15 years for a residential loan. Loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. Loan repayments are made in substantially equal payroll deductions amortized over the term of the loan. Participants may also elect to repay an outstanding loan in full with a personal check (if less than $500), a cashier's check or money order.

     Withdrawals and Distributions

Upon retirement, a participant may elect to receive a lump-sum distribution or up to 20 annual installments provided the installments do not extend beyond the participant's life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. In addition, a participant who has retired, become disabled or separated from service may elect to leave all his funds in the Plan until mandatory distributions begin at age 70 1/2.

Upon termination of employment for any reason, the value of a participant's account will be distributed in a single cash lump sum if one of the following circumstances exist:

o        the vested amount in the account is $5,000 or less;
o        the participant elects to receive this type of distribution; or
o the termination of service is due to disability, death or separation of service from the Employing Companies.

If the distribution is made after a participant's death and a beneficiary was not named or if the beneficiary has predeceased the participant, his account will be distributed, in preferential order to the following:

o        his surviving spouse,
o        his surviving children (equally),
o        his surviving parents (equally),
o        his surviving brothers and sisters (equally),
o        his executors or administrators.

A participant may elect routine withdrawals from his account in the following order:

o        pre-1987 after-tax contributions (excluding earnings),
o        other after-tax contributions, (including earnings)
o        rollover contributions (including earnings)
o if the participant has participated in the Plan for at least 60 months, up to 50 percent of Employer Matching Contributions,
o if the participant has not attained age 59 1/2, pretax contributions (excluding earnings for plan years beginning after 1999) if the participant has incurred a financial hardship, and
o if the participant has attained age 59 1/2, or has separated from service, pre-tax contributions (including earnings).

In order to withdraw pre-tax contributions, the participant must attain the age of 59 1/2, separate from service, or establish that a financial hardship situation exists.

All distributions will be made in cash; however, a participant may elect to receive Southern Company common stock ("Common Stock") distributions in shares of stock.

Effective January 1, 1999, each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of Common Stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of Common Stock credited to the account of a participant who does not elect to receive a cash distribution shall be invested into the Plan. Payments of the cash distributions for dividends payable shall be made as soon as administratively practicable after the payable date of the dividend, but no later than 90 days after the end of the Plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on Common Stock shall be revoked automatically upon his death.

     Rollovers from Other Plans

An eligible employee who was hired or rehired after April 1, 1997, and has received a distribution of his interest in a qualified retirement plan of a former employer, may elect to deposit all or any portion of the eligible amount of such distribution as a rollover contribution to the Plan during his first 12 months of employment. Effective January 1, 2000, an eligible employee may make a rollover contribution to the Plan up to 18 months after his date of employment or reemployment.

     Plan Termination

Although the Company has not expressed any intent to do so, it has the right to amend, terminate or otherwise modify the Plan at any time solely at the discretion of the Southern Company Board of Directors. In the event of Plan termination, each participant's account shall be distributed to the participant in a non-discriminatory manner, as soon as practicable.

2. Summary of Significant Accounting Policies

     Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

     Administrative Expenses

The Employing Companies normally pay trustee fees related to the administration of the Plan. Brokerage commissions, transfer taxes, and any other expenses resulting from the purchases and sales of securities are charged to the various investment funds. For Employer Matching Contributions, investment management fees for all investment options except Southern Company Common Stock are deducted from fund earnings. For pre-tax and after-tax participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust and the Mellon Balanced Portfolio are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

     Investments

Investments in marketable securities are valued at quoted market prices. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund, except for benefit-responsive investment contracts included in the Merrill Lynch Retirement Preservation Trust, which are carried at contract value (cost plus accrued interest) which approximates fair value. Purchases and sales of investments are recorded on their trade dates. Interest income is accrued as earned; dividends are recorded as income on the ex-dividend date.

     Net Appreciation (Depreciation)

The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation of those investments.

3.  Investments

The fair market values of individual assets which represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:


                                                                   2000               1999
                                                                   ----               ----

Southern Company Common Stock-participant-directed           $ 861,239,103       $ 657,510,553
Southern Company Common Stock-nonparticipant-directed          890,728,647         689,758,635
Merrill Lynch Equity Index Trust                               322,553,206         365,923,377
Merrill Lynch Retirement Preservation Trust                    174,686,957         142,497,693
Mellon Balanced Portfolio                                              N/A         169,349,878



During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated/(depreciated) in value as follows:

                                           2000                 1999
                                           ----                 ----
Mutual Funds                          $ (43,514,920)       $  34,723,912
Common Stock                            540,191,427         (308,446,218)
Common/Collective Trusts                (32,133,958)          77,509,961
                                        -----------           ----------
Total                                 $ 464,542,549        $(196,212,345)
                                        ===========          ===========

4.  NonParticipant-Directed Funds

Information about the net assets and the significant components of the changes in net assets relating to Southern Company Common Stock (nonparticipant-directed investments) as of December 31, 2000 and 1999 and for the years then ended are as follows:



                                                                            2000                1999
                                                                            ----                ----
Net Assets:
     Common Stock                                                      $ 890,728,647        $ 689,758,635
                                                                       =============        =============
Changes in Net Assets:
     Contributions                                                        49,200,627           46,115,270
     Interest and Dividends                                               38,013,761           53,938,068
     Net appreciation (depreciation) in fair value of Company Stock      275,225,018         (174,788,336)
     Benefits paid to participants                                      (108,875,071)         (76,996,559)
     Transfers to participant-directed investments                       (52,594,323)          (6,380,474)
                                                                         ------------          -----------
                                                                       $ 200,970,012       $ (158,112,031)
                                                                       =============       ==============

5.  Tax Status

The Plan received a determination letter dated February 24, 2000 from the Internal Revenue Service which states that the Plan, as amended through December 20, 1999, is in compliance with Section 401 (a) and applicable subsections of
Section 410 (b) of the Code as of that date. The Plan has since been amended; however, in the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Employer contributions and income of the Plan are not taxable to participants until withdrawals or distributions are made.

6.   Reconciliation to Form 5500

The net assets of the Plan's funds available for benefit at December 31, 2000 and 1999 includes $955,834 and $449,289, respectively, for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in Form 5500 for the Plan for the years ended December 31, 2000 and 1999. The following table reconciles the Form 5500 to the financial statements as of and for the years ended December 31, 2000 and 1999:



                                                                                       Net Assets Available
                                Benefits         Distributions                           for Plan Benefits
                                                                        -------------------------------------------
                                Payable         to Participants               2000                        1999
                                -------         ---------------               ----                        ----

Per financial statements      $       -          $ 245,052,143          $ 2,791,671,249           $ 2,313,958,354

Accrued benefit payments        955,834                955,834                 (955,834)                 (449,289)

Reversal of 1999 accrual
 for benefit payments                 -               (449,289)                       -                         -

Per Form 5500                 $ 955,834          $ 245,558,688          $ 2,790,715,415           $ 2,313,509,065
                             ==========          =============          ===============           ===============


7.   Subsequent Events

Change in Eligibility Requirement

Effective January 1, 2001, the Plan was amended to allow all eligible employees to elect to participate in the Plan immediately after the employee's first day of employment as an eligible employee or as soon as administratively practicable thereafter.

Mirant Corporation Spin-off

On February 19, 2001, the Southern Company Board of Directors approved the spin-off of Mirant Corporation (formerly Southern Energy Resources, Inc.) to Southern Company's stockholders. To effect this spin-off, the Board of Directors declared a dividend consisting of the 272,000,000 shares of Mirant common stock owned by the Southern Company to holders of record of Southern Company common stock as of March 21, 2001 (record date). The ratio representing the number of shares of Mirant common stock to be distributed in respect to each share of Southern Company common stock in the spin-off was .397614. Accordingly, each participant in the Plan who held Southern Company shares in their account at the close of business on April 2, 2001 (distribution date) received approximately 4/10 of a share of Mirant common stock for each share of Southern Company common stock held.

Mirant shares derived from the Plan and the Employee Stock Ownership Plan (ESOP) were allocated to participant account balances in the Plan. Because the ESOP, by regulatory design, cannot hold shares of any company other than Southern Company, the Mirant shares distributed from ESOP were transferred to the Plan. Employees who were not in the Plan as of the distribution date, but held ESOP shares, were automatically enrolled in the Plan in order to hold their Mirant shares derived from the spin-off.

A new investment category, "Mirant Corporation", was subsequently established in the Plan, but will not be an option for future participant contributions. Participants may sell their Mirant shares (subject to Plan provisions) at any time prior to July 1, 2006. The Mirant Corporation investment category will cease to exist after June 30, 2006. If the Mirant shares are not sold by that date, they will automatically be sold and transferred to another investment option within the Plan to be determined at a future date. The spin-off did not impact the number of Southern Company shares held in participants' accounts. Southern Company received a private letter ruling from the Internal Revenue Service stating that the distribution of Mirant common stock in connection with the spin-off will be tax-free to Southern Company and to its common stockholders for federal income tax purposes.

Investment Option Change

Effective May 15, 2001, the GAM Global Fund and the GAM International Fund were removed from the Plan's investment options. Participant balances in these funds were automatically transferred to the Mercury HW International Value Fund unless participants elected to transfer their balances to any of the remaining investment options prior to close of business on May 15, 2001.

                                                                      Schedule H
                                                                     Page 1 of 2

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000


                                                            Description of Investment Including
                                                            Maturity Date, Rate of Interest,
          Identity of Issuer, Borrower,                     Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party                    (c)           Number of Shares                (d) Cost    (e) Current Value
          -----------------------------                     -----------------------------------         ----        -------------

          MERRILL LYNCH RETIREMENT PRESERVATION TRUST:
          Common/Collective Trust:
*          Merrill Lynch Trust Company, Merrill Lynch
           CMA Money Fund                                              174,686,957 shares                (1)         $174,686,957

          MERRILL LYNCH EQUITY INDEX TRUST:
          Common/Collective Trust:
*          Merrill Lynch Trust Company, Merrill Lynch
           Equity Index Trust -- Tier III                                3,428,135 shares                (1)          322,553,206

          MERRILL LYNCH SMALL CAP VALUE FUND:
          Investment in Registered Securities:
*          Merrill Lynch Asset Management, Merrill Lynch -
           Merrill Lynch Small Cap Value Fund, Inc. -- Class A           2,976,886 shares                (1)           58,466,045

          MERRILL LYNCH GLOBAL ALLOCATION FUND:
          Investment in Registered Securities:
*          Merrill Lynch Asset Management, Merrill Lynch
           Global Allocation Fund, Inc. -- Class A                       3,141,681 shares                (1)           41,218,856

          BRINSON U.S. EQUITY FUND:
          Investment in Registered Securities:
           The Brinson Funds -
           Brinson U.S. Equity Fund-Class N                                240,865 shares                (1)            3,757,498

          LOOMIS SAYLES SMALL CAP VALUE FUND:
          Investment in Registered Securities:
           Loomis Sayles Funds -
           Small Cap Value Fund-Admin Class                                206,726 shares                (1)            4,244,093

          GAM INTERNATIONAL FUND:
          Investment in Registered Securities:
           GAM Funds, Inc. -
           GAM International Fund-Class A                                  155,126 shares                (1)            3,105,628

          GAM GLOBAL FUND:
          Investment in Registered Securities:
           GAM Funds, Inc. -
           GAM Global Fund-Class A                                         166,229 shares                (1)            2,913,998

          FRANKLIN SMALL CAP GROWTH FUND:
          Investment in Registered Securities:
           Franklin Strategic Series -
           Franklin Small Cap Growth Fund-Class I                        1,709,796 shares                (1)           67,246,285

          DAVIS REAL ESTATE FUND:
          Investment in Registered Securities:
           Davis Series, Inc. -
           Davis Real Estate Fund-Class A                                   81,621 shares                (1)            1,801,372

          DAVIS NEW YORK VENTURE FUND:
          Investment in Registered Securities:
           Davis New York Venture Fund, Inc. -
           Davis New York Venture Fund-Class A                           1,417,804 shares                (1)           40,747,685



                                                                      Schedule H
                                                                     Page 2 of 2

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000

                                                            Description of Investment Including
                                                            Maturity Date, Rate of Interest,
          Identity of Issuer, Borrower,                     Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party                    (c)           Number of Shares                (d) Cost    (e) Current Value
          -----------------------------                     -----------------------------------         ----        -------------

          MERCURY HW INTERNATIONAL VALUE FUND:
          Investment in Registered Securities:
*          Merrill Lynch Asset Management, Merrill Lynch -
           Mercury HW International Value Fund-Class I                     717,099 shares                (1)           17,626,301

          PIMCO TOTAL RETURN FUND:
          Investment in Registered Securities:
           PIMCO Funds -
           PIMCO Total Return Fund-Class A                               1,216,803 shares                (1)           12,642,585

          SELIGMAN HIGH YIELD BOND FUND:
          Investment in Registered Securities:
           Seligman High Yield Bond Fund Series -
           Seligman High Yield Bond Fund-Class A                           447,328 shares                (1)            2,232,168

          PUTNAM GROWTH OPPORTUNITIES FUND:
          Investment in Registered Securities:
*          Merrill Lynch Asset Management, Merrill Lynch -
           Putnam Growth Opportunities Fund-Class A                      1,635,836 shares                (1)           35,841,033

          MFS MASSACHUSETTS INVESTORS TRUST:
          Investment in Registered Securities:
           MFS Investment Management -
           MFS Massachusetts Investors Trust-Class A                     1,142,358 shares                (1)           22,870,011

          MELLON BALANCED PORTFOLIO:
          Investment in Registered Securities:
           Mellon Equity Associates, LLP -
           Mellon Balanced Portfolio Fund                               12,415,567 shares                (1)          128,265,150

          GOAL MANAGER PORTFOLIOS:
          Investment in Registered Securities:
          Retirement Preservation Trust  Goal Manager                      838,404 shares                (1)              838,404
          Merrill Lynch Small Cap Value Fund, Inc. Goal Manager             92,963 shares                (1)            1,825,803
          Brinson U.S. Equity Fund-Class N Goal Manager                    226,955 shares                (1)            3,540,493
          Mercury HW International Value Fund-Class I Goal Manager         126,410 shares                (1)            3,107,165
          PIMCO Total Return Fund-Class A Goal Manager                     384,146 shares                (1)            3,991,275
          MFS Massachusetts Investors Trust Goal Manager                   229,119 shares                (1)            4,586,553
*         LOANS DUE FROM PARTICIPANTS (interest rates vary from 8.25% to 9.5% )                                        74,127,138

          SOUTHERN COMPANY COMMON STOCK--PARTICIPANT-DIRECTED PORTION:
           Common Stock:
*          Southern Company, Southern
           Company Common Stock                                         25,901,928 shares                (1)          861,239,103

          SOUTHERN COMPANY COMMON STOCK -
          NON PARTICIPANT-DIRECTED PORTION (UNAUDITED):
           Common Stock:
*          Southern Company, Southern Company
           Common Stock                                                 26,788,831 shares            645,431,180      890,728,647

         TOTAL INVESTMENT OF ALL FUNDS                                                              $645,431,180   $2,784,203,452
                                                                                                     ===========    =============


*        Represents a party in interest to the Plan.

          The accompanying notes are an integral part of this schedule.
                            (1) Participant-Directed

                                     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   THE SOUTHERN COMPANY
                                   EMPLOYEE SAVINGS PLAN




                                   /s/G. Edison Holland, Jr.
                                   G. Edison Holland, Jr.
                                   Executive Vice President and General Counsel

June 25, 2001

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 1, 2001, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 2000 into the Plan's previously filed Registration Statement No. 333-44261.

Arthur Andersen LLP

Atlanta, Georgia
June 25, 2001